O’Neill Law Group PLLC Stephen F.X. O’Neill* Christian I. Cu**	435 Martin Street, Suite 1010
Blaine, WA 98230

	Telephone:	360-332-3300
	Facsimile:	360-332-2291
	E-mail:	cic@stockslaw.com

File #4454

April 11, 2008

VIA EDGAR

US SECURITIES AND EXCHANGE COMMISSION
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 7010
Washington, D.C. 20549-7010

Attention: Karl Hiller, Branch Chief

Dear Sirs:

RE:	EXPLORATION DRILLING INTERNATIONAL INC. (the “Company”)
	-	Form 10-KSB for the Fiscal Year Ended December 31, 2006, filed May 17, 2007
	-	Form 10-QSB for the Interim Period Ended June 30, 2007, filed August 21, 2007
	-	Form 8-K/A, filed February 1, 2007
	-	File Number 000-50459

We write on behalf of the Company in response to the US Securities and Exchange Commission’s staff (the “Staff”) comment letter dated August 30, 2007 regarding the above referenced filings of the Company (the “August Comment Letter”).

Our responses herein are based, in part, on the factual information provided to us by the Company. Paragraph numbering used for each response corresponds to the numbering used in the August Comment Letter.

FORM 8-K/A FILED ON FEBRUARY 1, 2007

1.

PLEASE FILE AN AMENDMENT TO THE FORM 8-K THAT WAS INITIALLY FILED ON MAY 2, 2006 AND SUBSEQUENTLY AMENDED ON FEBRUARY 1, 2007, WITH ALL CHANGES NECESSARY TO COMPLY WITH THE COMMENTS ISSUED IN OUR LETTER DATED MARCH 1, 2007. IN ADDITION, PLEASE SUBMIT VIA EDGAR A LETTER THAT RESPONDS TO ALL COMMENTS IN THAT LETTER. ALSO SUBMIT YOUR JUNE 5, 2007 AND JULY 13, 2007 RESPONSE MATERIAL ON EDGAR, AS WELL AS A RESPONSE TO THE COMMENTS INCLUDED IN THIS LETTER.

On April 3, 2008, the Company filed Amendment No. 2 (the “Form 8-K/A2”) to its report on Form 8-K originally filed on May 2, 2006 to file the amended and restated financial statements of EDI Exploration Drilling International GmbH (“EDI GmbH”) for the year ended December 31, 2005 and the period ended December 31, 2004 (the “EDI GmbH 2005 Financial Statements”). The Company has informed us that the EDI GmbH 2005 Financial Statements filed with the Form 8-K/A2 have been amended to reflect the Staff’s comments in its letter dated March 1, 2007 (the “March Comment Letter”).

Also on April 3, 2008, the Company filed our letters to the Staff dated June 5, 2007 and July 13, 2007 responding to the Staff’s comments as stated in the March Comment Letter. Our letter to the Staff dated

Canadian Affiliate:	O’Neill Law Corporation
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Tel: (604) 687-5792 / Fax: (604) 687-6650

*Washington and British Columbia Bars; ** Nevada, Washington and British Columbia Bars

O’Neill Law Group PLLC	2
United States Securities and Exchange Commission
Attention: Karl Hiller, Branch Chief

June 5, 2007 provides the Company’s responses to the Staff’s comments made in the March Comment Letter.

FORM 10-KSB FOR THE FISCAL YEAR ENDED DECEMBER 31, 2006

FINANCIAL STATEMENTS

GENERAL

2.

PLEASE REVISE THE ACCOUNTING AND DISCLOSURES IN YOUR ANNUAL REPORT AND SUBSEQUENT INTERIM REPORTS AS NECESSARY TO REFLECT ALL CORRECTIONS TO THE FINANCIAL STATEMENTS THROUGH DECEMBER 31, 2005, SUBMITTED WITH YOUR JULY 13, 2007 RESPONSE. PLEASE ENSURE THIS ENCOMPASSES THE DIFFERENCES APPEARING IN EACH OF THE PRIMARY STATEMENTS. ALSO PROVIDE ERROR CORRECTION DISCLOSURES IN THE NOTES TO YOUR FINANCIAL STATEMENTS, RECONCILING THE PREVIOUSLY REPORTED TO RESTATED AMOUNTS, WITH EXPLANATION OF EACH CORRECTION. LABEL ALL COLUMNS OR ROWS HAVING RESTATED INFORMATION, AS RESTATED.

In response to this comment, on April 11, 2008, the Company filed Amendment No. 1 (the “Amended 10-KSB”) to its Annual Report on Form 10-KSB for the year ended December 31, 2006 to include the Company’s amended and restated consolidated financial statements for the period then ended (the “2006 Consolidated Financial Statements”).

The Company has informed us that the amended 2006 Consolidated Financial Statements reflect the corrections made in the amended EDI GmbH 2005 Financial Statements included in the Form 8-K/A2 filed on April 3, 2008. Note 15 was added to the amended 2006 Consolidated Financial Statements to provide disclosure with respect to the errors corrected in the amended EDI GmbH 2005 Financial Statements. Note 16 was added to the amended 2006 Consolidated Financial Statements to provide disclosure with respect to the reclassification of certain balance sheet items from the EDI GmbH 2005 Financial Statements to the 2006 Consolidated Financial Statements. All applicable columns of the 2006 Consolidated Financial Statements that contain restated information have been labeled as restated.

The Company notes that the individual line items disclosed in the amended 2006 Consolidated Financial Statements did not change from those included with the Form 10-KSB as originally filed by the Company on May 17, 2007 (other than those changes made in response to Comment No. 5 below). In preparing the 2006 Consolidated Financial Statements included with the Form 10-KSB as originally filed, the Company had incorporated those revisions requested in the Staff’s prior comment letters with respect to the EDI GmbH 2005 Financial Statements.

The Company believes that no other revisions are required to the financial statements included with its 2006 Form 10-KSB or its subsequent interim reports, as the Staff’s comments were taken into account when preparing those financials statements.

NOTE 1 – HISTORY AND ORGANIZATION, PAGE F-7

3.

EXPAND YOUR DISCLOSURE TO CLARIFY, AS YOU HAD DONE ON PAGE F-5 OF THE JUNE 30, 2006 FORM 10- QSB, THAT A SHAREHOLDER OF INVISION CAPITAL HAD SOLD, IN CONJUNCTION WITH THE TRANSACTION, 20 MILLION SHARES OF INVISION CAPITAL WHICH WERE ALREADY OUTSTANDING TO THE SHAREHOLDER OF EDI EXPLORATION DRILLING INTERNATIONAL GMBH (EDI), WHICH WHEN COMBINED WITH THE ADDITIONAL 50 MILLION SHARES BEING ISSUED, CAUSED THE PRIOR SHAREHOLDER OF EDI TO OWN 70 MILLION SHARES IMMEDIATELY AFTER THE TRANSACTION, IF TRUE. WE BELIEVE THIS WOULD HELP TO CLARIFY THE BASIS YOU HAVE FOR IDENTIFYING EDI AS THE ACCOUNTING ACQUIRER, GIVEN THAT THE 50 MILLION SHARES

O’Neill Law Group PLLC	3
United States Securities and Exchange Commission
Attention: Karl Hiller, Branch Chief

BEING ISSUED ARE LESS THAN THE OUTSTANDING SHARES AT THAT TIME, WHICH YOU INDICATE ELSEWHERE WAS 51,992,000.

In response to this comment, the Company added the following sentence to Note 1 of the amended 2006 Consolidated Financial Statements included with the Amended 10-KSB, “In addition, Frank Rigney, a shareholder of the Company, transferred 20,000,000 shares of the Company’s common stock already issued and outstanding prior to the transaction to EDI Holding in exchange for $10,000.”

NOTE 9 – COMMON STOCK, PAGE F-19

4.

WE NOTE YOUR DISCLOSURE STATING THAT ON DECEMBER 7, 2004 YOU ISSUED 51,992,000 SHARES OF COMMON STOCK. GIVEN THAT YOU PREVIOUSLY INDICATED THAT THIS FIGURE CORRESPONDS TO THE NUMBER OF SHARES OF INVISION CAPITAL THAT WERE OUTSTANDING IMMEDIATELY BEFORE YOUR APRIL 26, 2006 REVERSE MERGER, REFLECTING THE 5:1 STOCK SPLIT ON MARCH 9, 2006, AS WELL AS YOUR PRESENTATION OF THE ISSUANCE OF THESE SHARES AS A TRANSACTION THAT OCCURRED IN 2006 ON YOUR CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIENCY) ON PAGE F-6, IT APPEARS YOU SHOULD CORRECT YOUR DISCLOSURE. PLEASE ALSO DISCLOSE A TABULATION OF THE ASSETS AND LIABILITIES OF THE ACCOUNTING TARGET RECEIVED IN CONJUNCTION WITH THE REVERSE MERGER, WHICH YOU INDICATED HAD YIELDED NET LIABILITIES OF $32,679 ON PAGE F-6.

The Company deleted the sentence in question from Note 9 of the amended 2006 Consolidated Financial Statements included with the Amended 10-KSB, and added to Note 1 a tabulation of the assets and liabilities of the accounting target received in conjunction with the reverse merger.

5.

GIVEN THAT EQUITY CONTRIBUTIONS TO EDI EXPLORATION DRILLING INTERNATIONAL GMBH (EDI), PRIOR TO THE REVERSE MERGER, AMOUNTING TO $34,102 AND $12,731 IN 2004 AND 2005, ARE NOT PRESENTLY SHOWN IN THE APPROPRIATE PERIOD ON PAGE F-6, CORRECTION TO THAT STATEMENT APPEARS TO BE NECESSARY. AS YOU MAY KNOW, THE HISTORICAL SHARE ACTIVITY OF THE ACCOUNTING ACQUIRER IN A REVERSE MERGER, APPEARING IN THE STATEMENT OF STOCKHOLDERS’ EQUITY PRIOR TO THE TRANSACTION, SHOULD BE RETROACTIVELY RESTATED TO REFLECT THE EXCHANGE RATIO. PLEASE INCLUDE DISCLOSURE CLARIFYING HOW YOU ARE APPORTIONING THE 50 MILLION SHARES TO EACH OF THESE EQUITY CONTRIBUTIONS, ALONG WITH YOUR RATIONALE.

In response to this comment, the Company revised the Consolidated Statement of Stockholders’ Equity (Deficiency) in the amended 2006 Consolidated Financial Statements included with the Amended 10-KSB to show the equity contributions of $34,102 and $12,731 in the appropriate periods and their respective pro-rata portion of the 50,000,000 shares of the Company’s common stock issued in connection with the reverse merger. In addition, the Company added the following to Note 9, “The pro-rata portion of the 50,000,000 shares has been calculated and applied to the equity contributions to EDI prior to the reverse merger to retroactively restate the exchange ratio.”

FORM 10-QSB FOR THE INTERIM PERIOD ENDED JUNE 30, 2007

FINANCIAL STATEMENTS

STOCK OPTIONS AND WARRANTS, PAGE F-17

6.

WE NOTE YOUR FUNCTIONAL CURRENCY IS THE US DOLLAR. FURTHER, WE NOTE YOU ISSUED WARRANTS DENOMINATED IN EUROS IN THE SECOND QUARTER OF 2007. THE FASB IS CURRENTLY DELIBERATING WHETHER AN OPTION TO ACQUIRE A FIXED NUMBER OF EQUITY SHARES WITH AN EXERCISE PRICE THAT IS DENOMINATED IN A CURRENCY OTHER THAN THE ISSUER’S FUNCTIONAL CURRENCY IS CONSIDERED TO BE

O’Neill Law Group PLLC	4
United States Securities and Exchange Commission
Attention: Karl Hiller, Branch Chief

INDEXED TO THE ISSUER’S OWN STOCK FOR PURPOSES OF EVALUATING WHETHER THE OPTION MEETS THE SCOPE EXCEPTION IN PARAGRAPH 11(a) OF SFAS 133. REFER TO DIG C21 FOR A DETAILED DISCUSSION OF THIS ISSUE. PLEASE PROVIDE THE DISCLOSURES OUTLINED IN SAB TOPIC 11:M TO EXPLAIN HOW THE FASB’S POSITION ON THIS ISSUE MAY IMPACT YOUR FINANCIAL STATEMENTS.

Footnote 5 to SAB Topic 11 states that SAB Topic 11:M regarding the Staff’s position on the disclosure of the impact of recently issued accounting standards on a registrant’s financial statements does not require disclosure of the potential effects of proposed accounting standards. As the FASB’s position on this issue has not yet been finalized, we believe that it would be inappropriate to add disclosure regarding the possible effects of the FASB’s position at this time as the final standards may differ from those expressed in DIG C21 or EITF 07-05.

Once the FASB’s position on this issue, and the accounting standards related thereto, have been finalized, the Company will add additional disclosure to its financial statement notes to comply with SAB Topic 11:M.

If you have any questions or require any additional information or documents, please telephone the undersigned at (604) 687-5792.

Yours truly,

O’NEILL LAW GROUP PLLC

"Christian I. Cu"

CHRISTIAN I. CU

CIC/clk

Enclosures

cc:	US Securities and Exchange Commission
Attn: Jenifer Gallagher, Division of Corporation Finance

Exploration Drilling International Inc.
Attn: Guenter Thiemann, Chief Financial Officer and Treasurer